                                        OMB APPROVAL

                                   OMB Number:3235-0145
                                   Expires: December 31, 1997
                                   Estimated average burden
                                   hours per form 14.90

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No.1)


                         Mitcham Industries, Inc.
                              (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                606501104
                              (CUSIP Number)

                         Christopher J. Rupright, Esq.
                         Shartsis Friese & Ginsburg LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              July 11, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 606501104                                    Page 2 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Capital Management, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                                    Page 3 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Spencer III
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/X /
                                                            (b)/ /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                               Page 4 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     David R. Korus
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                                    Page 5 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                                    Page 6 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                                    Page 7 of 13 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Long/Short, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 606501104                                    Page 8 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the common stock (the "Stock") of Mitcham Industries, Inc. ("MII"). The principal executive office of MII is located at 44000 Highway 75 South, P.O. Box 1175, Huntsville, Texas 77342.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement (the "Reporting Persons") and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Westcliff Capital Management, LLC, a California limited liability company ("WCM"); Westcliff, LLC ("WL"), Westcliff Partners, L.P., a California limited partnership ("WP"); Westcliff Long/Short, L.P., a California limited partnership ("WLS"); Richard S. Spencer III ("Spencer"); and David R. Korus ("Korus").

(b) The business address of WCM, WL, WP, WLS and Spencer is 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062. The business address of Korus is 152 W. 57th Street, New York, New York 10019.

(c) WCM is the investment adviser to and a general partner of WP and WLS, which are investment limited partnerships. WL is a general partner of WP and WLS. Spencer and Korus are the sole managers of WCM and WL.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Spencer and Korus are citizens of the United States of America.

SCHEDULE 13D
CUSIP No. 606501104                                    Page 9 of 13 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

WCM            Funds Under Management(1)     $-0-
WP             Working Capital               $-0-
WLS            Working Capital               $-0-

(1) Consists of funds of WP, WLS and various other, separately managed, accounts invested in the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Stock solely for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

WCM       -0-            -0-      -0-        -0-      -0-        -0-
WP        -0-            -0-      -0-        -0-      -0-        -0-
WLS       -0-            -0-      -0-        -0-      -0-        -0-
WL        -0-            -0-      -0-        -0-      -0-        -0-
Spencer   -0-            -0-      -0-        -0-      -0-        -0-
Korus     -0-            -0-      -0-        -0-      -0-        -0-

SCHEDULE 13D
CUSIP No. 606501104                               Page 10 of 13 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since June 3, 1997.

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

WCM       S    6-10-97          8,000        10.7496
WLS       S    6-10-97          3,500        10.7496
WP        S    6-10-97          3,500        10.7496
WCM       P    6-16-97          9,200        11.8100
WCM       S    7-7-97          14,400        14.6370
WP        S    7-7-97          10,600        14.6370
WCM       S    7-9-97          22,800        14.7495
WLS       S    7-9-97           1,100        14.7495
WP        S    7-9-97           1,100        14.7495
WP        S    7-10-97          5,000        13.9370
WCM       S    7-11-97         35,963        14.1690
WCM       S    7-11-97         17,500        14.1995
WLS       S    7-11-97          5,000        13.9995
WLS       S    7-11-97          7,950        14.1895
WP        S    7-11-97         12,000        14.1995
WCM       S    7-15-97         10,200        14.4787
WLS       S    7-15-97         13,150        14.4787
WP        S    7-15-97          5,300        14.4787
WCM       S    7-16-97          3,300        14.3745
WLS       S    7-16-97         10,450        14.3745
WP        S    7-16-97          6,250        14.3745
WCM       S    7-22-97         26,050        12.9163
WLS       S    7-22-97          1,950        12.9163
WP        S    7-22-97          3,000        12.9163
WLS       S    7-24-97          5,000        13.4896
WP        S    7-24-97          5,000        13.4996
WCM       S    7-25-97         17,000        14.1245
WLS       S    7-25-97          2,800        14.1245
WP        S    7-25-97            200        14.1245

          (Continued on page 11)

SCHEDULE 13D
CUSIP No. 606501104                               Page 11 of 13 Pages

          (Continued from page 10)

WCM       S    7-28-97         26,900        14.4245
WLS       S    7-28-97         11,200        14.4245
WP        S    7-28-97         11,900        14.4245
WCM       S    7-29-97         10,500        14.7495
WLS       S    7-29-97          2,700        14.7495
WP        S    7-29-97          1,800        14.7495
WP        S    8-6-97          10,000        17.4994
WCM       S    9-5-97           3,300        19.3643
WCM       P    9-5-97           9,650        19.3850
WLS       S    9-5-97           6,350        19.3644
WCM       S    9-29-97          2,400        20.9893
WP        S    9-29-97         27,550        20.9993
WCM       S    10-2-97          2,150        22.1143
WCM       P    10-2-97          3,900        22.1350
WLS       S    10-2-97          1,750        22.1143
WCM       S    10-10-97        15,000        28.3740
WCM       S    10-14-97        12,300        25.2492
WCM       S    10-14-97        13,800        25.5616
WLS       S    10-14-97         6,200        25.5616
WLS       S    10-14-97         2,700        25.2482
WCM       S    10-15-97        19,000        24.8992
WLS       S    10-15-97         6,000        24.8992
WCM       S    10-16-97        15,175        24.9982
WLS       S    10-16-97         4,825        24.9992
WCM       S    10-17-97        16,390        24.2492
WLS       S    10-17-97         3,610        24.2492
WCM       S    10-20-97        29,800        24.9477
WLS       S    10-20-97         9,800        24.9477
WP        S    10-20-97         2,900        24.9477
WCM       S    10-21-97        71,285        26.7284
WLS       S    10-21-97        23,515        26.7284
WP        S    10-21-97        23,650        26.7284

All transactions were executed through the Nasdaq National Market System.

SCHEDULE 13D

CUSIP No. 606501104                               Page 12 of 13 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

WCM and WL are the general partners of WP and WLS pursuant to limited partnership agreements providing to WCM the authority, among other things, to invest the funds of WP and WLS in the Stock, to vote and dispose of the Stock and to file this statement on behalf of WP and WLS. Pursuant to such limited partnership agreements, the general partners of WP and WLS are entitled to allocations based on assets under management and realized and unrealized gains, under certain conditions. Pursuant to investment management agreements (the "IMAs"), WCM is authorized, among other things, to invest funds of its various investment advisory clients in securities, and to vote and dispose of those securities. The IMAs may be terminated by either party pursuant to the terms of the IMAs and provide for fees payable to WCM, based on assets under management, and, in certain cases, realized and unrealized gains and losses if certain conditions are met.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    November ___, 1997

WESTCLIFF PARTNERS, L.P.                /s/ Richard S. Spencer III
                                        Richard S. Spencer III

By:  Westcliff Capital Management, LLC  David R. Korus
     General Partner
                                        By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer III
     By:  /s/ Richard S. Spencer III         Attorney-in-Fact
          Richard S. Spencer III
          Manager                       WESTCLIFF CAPITAL MANAGEMENT, LLC

                                        By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer III
WESTCLIFF LONG/SHORT, L.P.                   Manager

                                        WESTCLIFF, LLC
By:  Westcliff Capital Management, LLC
     General Partner                    By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer
     By:  /s/ Richard S. Spencer III         Manager
          Richard S. Spencer III
          Manager

SCHEDULE 13D

CUSIP No. 606501104                                    Page 13 of 13 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Mitcham Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    June 3, 1997.

WESTCLIFF PARTNERS, L.P.                /s/ Richard S. Spencer III
                                        Richard S. Spencer III

By:  Westcliff Capital Management, LLC  /s/ David R. Korus
     General Partner                    David R. Korus

     By:  /s/ Richard S. Spencer III
          Richard S. Spencer III
          Manager                       WESTCLIFF CAPITAL MANAGEMENT, LLC

                                        By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer III
WESTCLIFF LONG/SHORT, L.P.                   Manager

                                        WESTCLIFF, LLC
By:  Westcliff Capital Management, LLC
     General Partner                    By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer
     By:  /s/ Richard S. Spencer III         Manager
          Richard S. Spencer III
          Manager

C:\DMS\3804\008\0237007.WP